UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Kurlander, Lawrence T.
   c/o Newmont Gold Company
   1700 Lincoln Street
   Denver, CO  80203
   USA
2. Issuer Name and Ticker or Trading Symbol
   Newmont Gold Company
   NGC
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   10/01/98
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President and Chief Administrative Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock ($0.01 par val|10/07/|J   | |2,957             |D  |(1)        |0  (1)             |      |                           |
ue)                        |98    |    | |                  |   |           |                   |      |                           |
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                           |10/07/|J   | |2,957             |D  |(1)        |0  (1)             |      |                           |
                           |98    |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) Effective October 7, 1998, the merger of the Issuer with and into a wholly owned subsidiary of Newmont Mining
Corporation ("Newmont Mining") was completed. As a result, each share of the Issuer's common stock (other than shares with respect to which appraisal rights are perfected under Delaware law and shares already owned by
Newmont Mining and its subsidiaries) has been converted into the right to receive 1.025 shares of Newmont Mining's common stock. Therefore, the Issuer's shares held by the Reporting Person were converted to Newmont Mining shares and are being reported and filed on a Form 4 for the Reporting Person. SIGNATURE OF REPORTING PERSON
Timothy J. Schmitt, Attorney-in-Fact
DATE
November 5, 1998